December 17, 2010

Compañía de Minas Buenaventura S.A.A.
Form 20-F for Fiscal Year Ended December 31, 2009
File No. 001-14370

Mr. H. Roger Schwall
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4628

Dear Mr. Schwall:

We note the receipt by Compañía de Minas Buenaventura S.A.A. (the “Company”), a sociedad anónima abierta (open stock company) under the laws of the Republic of Peru (“Peru”), of the comment letter (the “Comment Letter”) dated November 5, 2010 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced Form 20-F (the “Form 20-F”).  On behalf of the Company, we hereby provide the responses set forth below to the comments in the Comment Letter.

To assist the Staff review, we have included the text of the Staff’s comments below in bold type.  Except as otherwise noted in this letter, the information provided in response to the Staff’s comments has been supplied by the Company, which is solely responsible for such information.

Form 20-F for the Fiscal Year Ended December 31, 2009

Yanacocha Selected Financial Information and Operating Data, page 107

1.
We note your narrative discussion under caption (2) of your tabular disclosures related to the selected financial information of Minera Yanacocha.  We understand that you have identified differences between U.S. GAAP and Peruvian GAAP resulting in lower revenues reported for U.S. GAAP purposes in each of the years presented.  Despite these lower revenues, we see that your U.S. GAAP net income is higher than your Peruvian GAAP net income for the years ended December 31, 2009 and 2008.  Please describe the other differences between U.S. GAAP and Peruvian GAAP which contribute to this higher result, quantifying the amounts for each reconciling item.

The Company acknowledges the Staff’s comment and supplementally advises the Staff that the U.S. GAAP net income of Minera Yanacocha S.R.L. (“Yanacocha”) was higher than its Peruvian GAAP net income for the years ended December 31, 2009 and 2008, despite accounting for lower revenues under U.S. GAAP than would have been recorded under Peruvian GAAP,  primarily due to differences related to the accounting treatment of depreciation expense.    The higher threshold for capitalizing assets under U.S. GAAP resulted in depreciation expense for the years ended December 31, 2009 and 2008, respectively, that was approximately $15.0 million and $26.3 million lower under U.S. GAAP than under Peruvian GAAP, which was the primary factor responsible for Yanacocha’s higher net income, despite lower revenues, under U.S. GAAP.

Risk Factors, page 11

2.	Please expand the heading of each risk factor to briefly describe the risk presented under each heading.

The Company notes the Staff’s comment and will expand the heading of each risk factor in future filings of the Form 20-F to briefly describe the risk presented under each heading.

Information on the Company

Property, Plants and Equipment, page 77

3.
In describing the operating results of each of your properties, we note that you disclose “cash cost per ounce”, a non-GAAP measure.  Please include all of the disclosures required by Item 10(e) of Regulation S-K, including a reconciliation of your non-GAAP measure to the most comparable measure calculated in accordance with GAAP, and an explanation of why you believe it provides useful information about your financial condition and/or results of operations.

The Company notes the Staff’s comment and will revise its disclosure in future filings of the Form 20-F to delete this non-GAAP financial measure.

Directors, Senior Management and Employees, page 146

Employees, page 151

4.
We note your disclosure at page 151 regarding your employees that are on your payroll.  Please clarify why the other employees referenced are not on your payroll.  For example, please clarify whether such individuals are temporary employees.

The Company notes the Staff’s comment and supplementally advises the Staff that the additional persons referenced on page 151 were not employed by the Company but were instead employed by wholly-owned subsidiaries of the Company.  The Company will revise its disclosure in future filings of the Form 20-F to disclose the aggregate number of persons employed by the Company and its subsidiaries on a consolidated basis.

Share Ownership, page 152

5.	Please revise your disclosure to specify share ownership of your directors and executive officers on an individual basis, or tell us why such disclosure is not required. See Item 6.E of Form 20-F.

The Company notes the Staff’s comment and will revise its disclosure in future filings of the Form 20-F to disclose the individual share ownership of its directors and executive officers.  The Company supplementally advises the Staff that other than Alberto Benavides, no director or executive officer beneficially owns more than one percent of the shares of any class and that the share ownership of the Company’s directors and executive officers as of April 30, 2010 is set forth below:

Shareholder	Number of Common Shares		Percentage Beneficial Ownership of Common Shares	Number of Investment Shares	Percentage Beneficial Ownership of Investment Shares	Number of Common Shares and Investment Shares	Percentage Beneficial Ownership of Common Shares and Investment Shares

Alberto Benavides	69,869,182	†	25.42%	—	—	69,869,182	25.35%
Roque Benavides	*		*	—	—	*	*
Raúl Benavides	*		*	—	—	*	*
Carlos E. Gálvez.	*		*	—	—	*	*
Frederico Zuñiga	*		*	—	—	*	*
Directors and Executive Officers as a Group	70,016,632		25.47%	—	—	70,016,632	25.40%

* Denotes beneficial ownership of less than 1% of the class.
† Includes 29,223,550 common shares subject to usufructo agreements among Alberto Benavides and members of the Benavides family.  Alberto Benavides exercises voting control over the common shares subject to the usufructos, including 5,844,710 and 5,844,710 common shares owned by Roque Benavides and Raúl Benavides, respectively.  The common shares subject to the usufructos are not included in the separate calculations of share ownership for Roque Benavides and Raúl Benavides in the table above.  Also included in the calculation of beneficial ownership for Alberto Benavides are 1,301,118 common shares owned by Mr. Benavides’ wife and over which he exercises voting control.  Alberto Benavides disclaims beneficial interest in these common shares.

The Company will present the share ownership of its directors and officers in future filings of the Form 20-F in a manner consistent with the table above.

Additional Information, page 160

Documents on Display, page 170

6.	Please update your disclosure to reflect the current addresses of the SEC’s offices.

The Company acknowledges the Staff’s comment and will revise its disclosure in future filings of the Form 20-F to include the current addresses of the SEC’s offices.

Financial Statements

Note 2.2(1) - Exploration and mine development costs, page F-18

7.
We note your disclosures related to capitalization of mine development costs indicating that you capitalize “...expenditures that increase significantly the economic reserves in the mining units under exploitation.”  Similarly, we note that Yanacocha’s U.S. GAAP capitalization policy on page F-83 indicates that they capitalize costs associated with activities “...directed at obtaining additional information on the ore body or converting non-reserve mineralization to proven and probable reserves and the benefit is expected to be realized over a period beyond one year.”  Please quantify the amounts of costs that you have capitalized under these policies and describe the circumstances under which these policies are applied.  Please note that under U.S. GAAP, costs incurred after mineral reserves have been established are commonly developmental in nature, when they relate to constructing the infrastructure necessary to extract the reserves, preparing the mine for production, and are on this basis capitalized.  On the other hand, exploratory costs are those typically associated with efforts to search for and establish mineral reserves, beyond those already found, and should be expensed as incurred, regardless of the existence of reserves or the stage of development of the business enterprise.

The Company notes the Staff’s comment and will revise the disclosure in the notes to its consolidated financial statements in future filings of the Form 20-F to clarify its accounting treatment of exploration and mine development costs.  The Company respectfully submits that its accounting treatment in connection with exploration and development costs complies with U.S. GAAP.  Prior to the establishment of proven and probable reserves, the Company expenses exploration costs as incurred.  After proven and probable reserves have been established at a mineral property, the Company then capitalizes mine developmental costs.

To clarify the Company’s accounting treatments in this area, the Company will revise the disclosure in note 2.2(l) to its consolidated financial statements in future filings of the Form 20-F as follows:

“Exploration costs are charged to expense as incurred.  These costs primarily include costs for material and fuels used in exploration, costs for topographical surveys, drilling costs and payments made to contractors. When the Company determines that a mineral property can be economically developed by establishing the existence of proven and probable reserves, the costs incurred to develop the property, including the costs incurred to further delineate the ore body and remove topsoil, rocks and other mineral waste to initially expose the ore body, are capitalized.   Mine development costs are amortized using the units-of-production method, based on proven and probable reserves.”

The Company supplementally advises the Staff that all expenses properly characterized as mine development costs incurred during the three years ended December 31, 2009 were capitalized in accordance with the foregoing policy.

The Company also supplementally advises the Staff that it understands that Yanacocha believes it complies with U.S. GAAP to expense exploration costs and capitalize mine development costs.  The Company further understands that Yanacocha capitalizes mine development costs incurred to develop new properties if it has been determined through a feasibility study that the property can be economically developed based on the existence of proven and probable reserves.  At surface mines, mine development costs include expenditures to further to delineate the ore body and remove topsoil, rocks and other mineral waste to initially expose the ore body.  Mine development costs also include the purchase of equipment and other expenditures related to the removal of water from surface mines in order to prepare the mine for mineral extraction.  Yanacocha has informed the Company that for the year ended December 31, 2009, Yanacocha capitalized approximately $54.4 million of mine development costs in accordance with the foregoing policy.

Note 33 - Summary of Significant Differences Between Accounting Principles Followed by the Company and U.S. Generally Accepted Accounting Principles, page F-68

8.
We note your disclosures indicating that minority interest is presented outside equity under U.S. GAAP and that you have included a reconciling item for this presentation difference at Note 34.  However, on page F-71 you disclose that you adopted the new U.S. GAAP standard relating to non-controlling interests which requires non-controlling interests be presented as a separate component of equity.  Please resolve this inconsistency in your disclosures.

The Company acknowledges the Staff’s comment and supplementally advises the Staff that this discrepancy was due to an administrative error in the transfer of certain final changes from the Company’s audited financial statements to the EDGAR proof of the Form 20-F that was filed with the Commission.

On January 1, 2009, the Company adopted the new U.S. GAAP standard relating to the presentation of non-controlling interests as a separate component of equity.  The Company’s Peruvian GAAP audited financial statements for the three years ended December 31, 2009 as filed in the Form 20-F correctly reflect the adoption of this accounting standard.  In particular, Peruvian GAAP shareholders’ equity is correctly presented in the Company’s balance sheet in the financial statements included in the Form 20-F.

Please also note that the appropriate changes were reflected in the disclosure and U.S. GAAP reconciliation table in notes 33 and 34 to the Company’s audited financial statements.  However, due to an administrative error at the filing stage, certain revisions to notes 33 and 34 to the financial statements were not transferred to the EDGAR proof of the Form 20-F filed with the Commission.  The Company has adopted additional procedures to ensure that such errors do not occur in future filings of the Form 20-F.

As further explanation, the Company supplementally advises the Staff that this administrative error resulted in the inappropriate retention of a line item (“Minority Interest presented within equity under Peruvian GAAP”) within the reconciliation of Peruvian GAAP to U.S. GAAP shareholders’ equity, which was included on page F-70 in the Form 20-F.  The Company is supplementally providing the Staff with the correct version of notes 33 and 34, which reflects the following principal differences from the version filed with the Commission on EDGAR: (i) revisions to the summary of significant differences between Peruvian GAAP and U.S. GAAP related to the presentation of Minority Interest (note 33),  (ii) the elimination of the reconciliation item related to “Minority Interest presented within equity under Peruvian GAAP” included in the shareholders’ equity reconciliation between Peruvian GAAP and U.S. GAAP (note 34) and (iii) the elimination of certain accounting pronouncements under U.S. GAAP which were not applicable to the Company’s financial statements as of December 31, 2009 (note 34). These changes were included in notes 33 and 34 to the Company’s audited financial statements, a copy of which is attached hereto as Annex A.  The Company will supplementally provide to the Staff by facsimile a marked copy of notes 33 and 34 to the Company’s audited financial statements, which indicates the differences between notes 33 and 34 to the Company’s audited financial statements and notes 33 and 34 of the version filed on the Form 20-F in error.  The Company advises the Staff that there were no other material differences between its audited financial statements and the version of the financial statements filed with the Commission on Form 20-F.  The Company will promptly file an amended Form 20-F to include the correct version of notes 33 and 34 to its financial statements.

Note 19 - Commitments and Contingencies, page F-99

9.
We note your disclosures relating to the San Pablo ordinance challenging your mining rights in the Las Lagunas and Pozo Seco properties.  You express a view that that the ordinance should not impact your legal rights to exploit these concessions based on similar experiences in respect to Cerro Quillish and that you have submitted a constitutional complaint which is pending resolution.  Please disclose the extent to which you have accrued any loss contingencies related to this matter, identify the periods impacted, and include your estimate of the reasonably possible range of loss, following the guidance in FASB ASC section 450-20-50.

In addition, quantify the amount of unamortized capitalized costs relating to these properties that your report on your balance sheet as of December 31, 2009.

The Company supplementally advises the Staff that it understands that Yanacocha has not accrued any loss contingency related to this matter.

Yanacocha has advised the Company that FASB ASC section 450-20-25-2 requires the accrual of a loss contingency if it is probable that an asset had been impaired or a liability had been incurred and the amount of loss can be reasonably estimated.  The Company understands that Yanacocha does not believe that it is probable that any asset will be impaired or liability incurred in connection with this matter, and, accordingly, it has not accrued a loss contingency.

Yanacocha has further advised the Company that if an accrual is not required to be made pursuant to the guidance in the foregoing paragraph, FASB ASC section 450-20-50 requires disclosure of possible loss contingencies if there is at least a reasonable possibility that a loss may have been incurred.  The Company has been informed that Yanacocha did not believe that there was reasonable possibility that a loss had been incurred as of December 31, 2009, and, accordingly, no disclosure was required under FASB ASC section 450-20-50.

In addition, the Company supplementally advises the Staff that it understands that Yanacocha had not maintained any unamortized capitalized costs relating to the above-referenced properties as of December 31, 2009.

Exhibits

10.
We note your disclosure at page 40 that you enter into sales contracts with your customers that state a specific amount of metal or concentrate the customer will purchase.  We also note your disclosure at page 41 that in 2009 you sold 44.91 % and 14.56% of your concentrates and gold bullion sales to Johnson Matthey Limited and Consorcio Minero SA, respectively.  Please file any related material contracts.  See Form 20-F Instructions as to Exhibits.

The Company respectfully submits that none of its sales contracts with customers are material contracts that are required to be filed pursuant to the instructions to Form 20-F.  The Company has not entered into an extended term, material sales contract in respect of sales of metal or concentrate with any of its customers.  As metals and concentrates become available for sale, on a weekly or bi-weekly basis, the Company enters into ad hoc agreements in the ordinary course of business (similar to simple sales invoices or purchase orders) for the sale of available metals or concentrates at prevailing market prices.   The Company is not party to any material, long-term sales contract upon which its business is substantially dependent or which requires the Company to sell, and the customer to purchase, a material portion of the Company’s metals and concentrates over an extended period of time.

Engineering Comments

La Zanja, page 33
Trapiche, page 35

Huañacancha, page 37

11.
We note you disclose resource quantity estimates (tonnage and grade) for the La Zanja, Trapiche, and Huanacancha projects in your filing.  The provisions in Industry Guide 7 preclude the use of any terms other than proven or probable reserves for in reference to quantity estimates for disclosure in SEC filings.  However, you may disclose quantity estimates for “non-reserve mineralized material,” to refer to mineralization that has been sufficiently sampled at close enough intervals to reasonably assume continuity between samples within the area of influence of the samples.  This would not include material sometimes classified as inferred resources.  Please remove all resource disclosure from your filing.

The Company acknowledges the Staff’s comment and will revise its disclosure in future filings of the Form 20-F to remove all estimates of resources that cannot be classified as non-reserve mineralization, proven reserves or probable reserves.

El Faique, page 36

12.	Please classify the quantity estimates (tonnage and grade) for the El Faique deposit. Define whether this material is a proven or probable reserve or non-reserve mineralization (NRM).

The Company supplementally advises the Staff that the El Faique deposit referenced in the Staff’s comment should be classified as non-reserve mineralization.  The Company will clarify its disclosure in future filings of the Form 20-F to specify the appropriate classification as to this deposit.

Sociedad Minera Cerro Verde S.A.A., page 55

13.
Please note that proven reserves presented in accordance with Industry Guide 7 may be combined with probable reserves only if the difference in the degree of assurance between the two classes of reserves cannot be readily defined.  Absent this condition, proven and probable reserves should be segregated.

The Company acknowledges the Staff’s comment and supplementally advises the Staff that the proven reserves and probable reserves of Sociedad Cerro Verde S.A.A. (“Cerro Verde”) can be defined and segregated.  The Company will revise its disclosure in future filings of the Form 20-F to segregate Cerro Verde’s proven and probable reserves in accordance with Industry Guide 7.

Yanacocha, page 57

14.	We note your description of the stripping ratio as having units of grams per ton. Please correct your stripping ratio to reflect the relationship of waste removal to ore mined and not as an assay.

The Company notes the Staff’s comment and will revise its disclosure in future filings of the Form 20-F to correct the stripping ratio to reflect the relationship of waste removal to ore mined and remove the reference to grams per ton.

Regulation, Permit and Environmental Matters, page 67

15.
We note you are subject to a full range of governmental regulation and supervision generally applicable to companies engaged in business in Peru.  You also indicate that you believe that you are in compliance with all applicable regulations concerning safety.  With a view towards possible disclosure, provide us with relevant statistics (including total reportable injuries, lost-time injuries and fatal injuries) on your compliance with such regulations and quantify your capital expenditures regarding safety matters.

The Company supplementally advises the Staff that it experienced 277 total reportable injuries, 140 lost-time injuries and 3 fatal injuries for the year ended December 31, 2009.  The Company’s primary capital expenditures regarding safety matters relate to the design and construction of mining operations.  As a result, the Company respectfully submits that it is unable to quantify capital expenditures related to safety matters, which comprise an unquantifiable component of general mine development costs.

Yanacocha has advised the Company that during the same period, Yanacocha experienced 69 total reportable injuries, no lost-time injuries and 1 fatal injury.  Yanacocha further advised the Company that it incurred approximately $75,000 in capital expenditures relating to safety matters during the year ended December 31, 2009.

Cerro Verde reserves, page 55

16.	We noted a difference in your reported Cerro Verde mill ore grade found on pages 55 and F-134. Please correct these grade estimates where necessary in your filing.

The Company notes the Staff’s comment.  Cerro Verde’s estimated average copper grade of millable ore reserves of 0.43% as reported on page 55 contains a typographical error.  The correct estimate of 0.40% is disclosed on page F-134.  The Company will correct this discrepancy in future filings of the Form 20-F.

*           *           *

The Company would appreciate receiving any further questions or comments that the Staff may have regarding this letter or the Form 20-F at the Staff’s earliest convenience.  You should contact the undersigned at (212) 530-5546 or Trevor K. Truman at (212) 530-5237.

Sincerely,

/s/ Arnold B. Peinado, III
Arnold B. Peinado, III

cc:	Securities and Exchange Commission:
Karl Hiller
Craig Arakawa
Jenifer Gallagher
George K. Schuler
Caroline Kim
Laura Nicholson

Compañía de Minas Buenaventura S.A.A.:
Carlos Galvez
Humberto Rodriguez
Daniel Dominguez

ANNEX A

Notes 33 and 34 to the Company’s Audited Financial Statements

33.	Summary of significant differences between accounting principles followed by the Company and U.S. generally accepted accounting principles

Differences in preparation

The Company's consolidated financial statements have been prepared in accordance with Peruvian GAAP which differs in certain respects from U.S. GAAP.  The effects of these differences are reflected in Note 34 and are principally related to the items discussed in the following paragraphs:

Shares in Yanacocha and Cerro Verde
Peruvian GAAP – In the consolidated financial statements, Yanacocha and Cerro Verde are accounted for by the equity method.  The consolidated results and shareholders’ equity include the participation in Yanacocha and Cerro Verde which are obtained from their financial statements prepared following Peruvian GAAP, modified to recognize the current accounting policies of Buenaventura.

U.S. GAAP – The consolidated results and shareholders’ equity under U.S. GAAP include the shares in Yanacocha and Cerro Verde obtained from those entities financial statements prepared in accordance with U.S. GAAP.

Deferred Income Tax
Peruvian GAAP – Under paragraph 70 of IAS 1, Presentation of Financial Statements, deferred tax assets and liabilities are always classified as non-current assets or liabilities.

U.S.GAAP – Deferred income tax liabilities and assets shall be classified as current or non-current based on the classification of the related asset or liability for financial reporting purposes.

Under Peruvian GAAP, IAS 12 – Income Taxes, the Company must consider the effect on the deferred income tax and workers’ profit sharing generated by maintaining book basis in U.S. dollars and a tax basis in Nuevos Soles (for tax purposes, the functional currency is Nuevos Soles).  US GAAP, ASC 740 Income Taxes (FAS 109 Accounting for Income Taxes), prohibits the recognition of a deferred tax liability or asset for differences related to non-monetary assets and liabilities that, under ASC 830 Foreign Currency Translation (FAS 52), are remeasured from the local currency into the functional currency using historical exchange rates and that result from changes in exchange rates.  Therefore, the deferred income tax recorded under Peruvian GAAP has been included as a reconciliation item, see note 34.

Workers' profit sharing
Peruvian GAAP – Workers' profit sharing expense (income) is separately presented in the consolidated statements of income in a similar way as income tax expense (income).  Also, deferred workers' profit sharing asset (liability) is separately presented in the consolidated balance sheets in a similar way as deferred income tax assets (liabilities).

U.S. GAAP – The practice is to recognize the workers' profit sharing expense (income) as part of operating expense (income).  Also, deferred workers' profit sharing assets (liabilities) shall be classified as current or non-current based on the classification of the related assets or liability for financial reporting purposes.

See also discussion on recognition of deferred tax liability or asset arising from remeasurement from the local currency into the functional currency in the section Deferred Income Tax above.

Equity accounts translation
Peruvian GAAP – Under Peruvian GAAP, based on IAS 21 - The Effects of Changes in Foreign Exchange Rates, when there is a change in an entity’s functional currency, the entity shall apply the translation procedures applicable to the new functional currency prospectively from the date of the change using the exchange rate at the date of the change.  The resulting translated amounts for non-monetary items are treated as their historical cost.  Therefore, for Peruvian GAAP purposes, the Company has translated equity accounts into U.S. dollars using the exchange rate as of December 31, 2005 when it changed its functional currency from Peruvian Soles to U.S. dollars.

U.S. GAAP – Under U.S. GAAP, based on ASC 830 Foreign Currency Translation (codified mainly from FAS 52), equity accounts should be translated into U.S. dollars using historical exchange rates.  The cumulative translation loss amounts to US$19,323,000 (US GAAP) and US$34,075,000 (Peru GAAP) as of December 31, 2009 and 2008.  It has no effect on total equity as of December 31, 2009 and 2008.

Impairment of long-term assets
Peruvian GAAP – Under Peruvian GAAP, based on IAS 36 – Impairment loss is calculated by comparing the net carrying amount of the asset to its recoverable amount, which is the higher of its value in use or fair value less costs to sell.  Under IAS 36 the provision amounted US$3,325,000 for the year ended December 31, 2009.

U.S. GAAP – Under U.S. GAAP, ASC 360 Accounting for the impairment or disposal of long-lived assets (FAS 144), Impairment is considered to exist if total estimated undiscounted  cash flows are less than the carrying amount of the asset and an impairment loss is then measured as the amount by which the carrying value of the asset exceeds its fair value.  Once recognized, an impairment loss is not reversed.  Under ASC 360 the provision amounted US$2,086,000 as of December 31, 2009.

Provision for closure of mining units and exploration projects
Peruvian GAAP – Under Peruvian GAAP, based on IFRIC 1 and IAS 37 – Provisions are adjusted at each balance sheet date to reflect the current best estimate. If the provision was discounted, the provision should increase in each period to reflect the passage of time. The interest rate used to measure that change is pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability as of each consolidated balance sheet date. Under Peruvian GAAP, the accretion expense amounted US$4,839,000 for the year ended December 31, 2009.

U.S. GAAP – Under U.S. GAAP, FAS 143 “Accounting for Asset Retirement Obligation (subsequently codified within ASC 410 Asset Retirement and Environmental Obligations), changes to an ARO due to the passage of time are measured by applying an interest method of accretion to the amount of the liability at the beginning of the period. The interest rate used to measure that change is the credit-adjusted riskfree rate that existed when the liability, or portion thereof, was initially measured. That change is recognized as an increase in the carrying amount of the ARO and as accretion expense (not interest).  Under US GAAP the accretion expense amounted US$6,946,000 as of December 31, 2009.

Differences in presentation
Presentation of royalties and unusual item related to net loss from release of commitments in commercial contracts

Peruvian GAAP – Royalties granted to the Peruvian State and third parties amounting to US$39,646,000, US$35,694,000 and US$33,978,000 in 2009, 2008 and 2007, respectively, as well as the unusual item related to net loss from release of commitments in commercial contracts amounting to US$415,135,000 and US$185,922,000 in 2008 and 2007, respectively, are presented as part of operating expenses.

US GAAP – The royalties above mentioned must be presented as part of operating costs, affecting the gross margin.  The presentation of the loss on the derivative contracts as unusual item is not permitted.

34.	Reconciliation between net income and shareholders' equity determined under Peruvian GAAP and U.S. GAAP
Until December 31, 2005, the Company had designated Peruvian Nuevos Soles as its functional and reporting currency.  Effective January 1, 2006, the functional and reporting currency of the Company is U.S. dollar for Peruvian GAAP and U.S. GAAP purposes.  The methodology of translation from Nuevos Soles into U.S. dollars and the reasons supporting this change are described in note 2.2 (a) of the consolidated financial statements.  The reconciliation tables below show only the reconciliation of net income and shareholders’s equity attributable to Buenaventura because there are no differences between Peruvian GAAP and U.S.  GAAP that affect the minority interests.

The following is a summary of the adjustments to net income for the years ended December 31, 2009, 2008 and 2007 and to shareholders' equity as of December 31, 2009 and 2008 that would be required if U.S. GAAP had been applied instead of Peruvian GAAP in the consolidated financial statements:

	2009	2008	2007
	US$(000)	US$(000)	US$(000)

Net Income attributable to Buenaventura, under Peruvian GAAP	593,561	153,283	274,761
Items increasing (decreasing) reported net income
Provision for impairment of long-term assets	1,239	2,767	-
Other	32	32	32
Share in investment in affiliate	-	(1,301)	(44,356)
Deferred Income tax and workers´ profit sharing arising from having a functional currency different from the currency used for tax purposes	(4,801)	6,385	(4,968)
Accretion expense of the provision for closure of mining units	(2,107)	-	-
Deferred Income tax and workers’ profit sharing assets, net	(452)	(996)	(11)
Net adjustments	(6,089)	6,887	(49,303)

Net income attributable to Buenaventura, under U.S. GAAP	587,472	160,170	225,458

Other comprehensive income (loss)
Unrealized gain (loss) on other investments	557	(40)	61
Financial Investments maintained at fair value	-	-	798
Realization of accumulated gain on financial instruments available-for-sale	-	-	(1,633)
Unrealized gain (loss) on valuation of hedge derivate financial instruments, net	(20,753)	14,644	1,518

Total comprehensive income under U.S. GAAP attributable to Buenaventura	567,276	174,774	226,202

Accumulated other comprehensive income (loss) under U.S. GAAP attributable to Buenaventura
Unrealized gain (loss) on other investments	675	118	158
Cumulative translation loss	(34,075)	(34,075)	(34,075)
Unrealized gain (loss) on valuation of hedge derivate financial instruments, net	(4,591)	16,162	1,518
Total accumulated other comprehensive loss under U.S. GAAP attributable to Buenaventura	(37,991)	(17,795)	(32,399)

Basic and diluted income per share under U.S. GAAP attributable to Buenaventura	2.31	0.63	0.89

	2009	2008	2007
	US$(000)	US$(000)	US$(000)

Shareholders´ equity attributable to Buenaventura, according to the financial statements under Peruvian GAAP	2,064,255	1,531,601	1,414,602
Items increasing (decreasing) reported shareholder´s equity
Share in investment in affiliate	(45,657)	(45,657)	(44,356)
Deferred income tax and worker's profit sharing arising from having a functional currency different from the currency used for tax purposes	(5,920)	(1,119)	(8,923)
Accretion expense of the provision for closure of mining units	(2,107)	-	-
Provision for impairment of long-term assets, net	336	1,287	(527)
Other	165	176	188
Shareholders´ equity attributable to Buenaventura, according to the financial statements under U.S. GAAP	2,011,072	1,486,288	1,360,984

The following is a roll forward of the components of shareholders' equity  attributable  to Buenaventura under U.S. GAAP:

US$(000)

Shareholders´ equity attributable to Buenaventura, under U.S. GAAP at January 1, 2007	1,205,328
Net Income in accordance with U.S. GAAP	225,458
Declared and paid dividends	(69,972)
Financial Investments held at fair value	(835)
Unrealized gain on other investments	61
Unrealized gain on valuation of hedge derivate financial instruments, net	1,518
Other	(574)

Shareholders´ equity attributable to Buenaventura, under U.S. GAAP at December 31, 2007	1,360,984
Net Income in accordance with U.S. GAAP	160,170
Declared and paid dividends	(50,888)
Unrealized loss on other investments	(40)
Unrealized gain on valuation of hedge derivate financial instruments, net	14,644
Other	1,418

Shareholders´ equity attributable to Buenaventura, under U.S. GAAP at December 31, 2008	1,486,288

Net Income in accordance with U.S. GAAP	587,472
Declared and paid dividends	(40,711)
Unrealized gain on other investments	557
Unrealized loss on valuation of hedge derivate financial instruments, net	(20,753)
Other	(1,781)

Shareholders´ equity attributable to Buenaventura, under U.S. GAAP at December 31, 2009	2,011,072

Recently adopted accounting pronouncements:

The Accounting Standards Codification -
In June 2009, the Financial Accounting Standards Board (“FASB”) established the FASB Accounting
Standards Codification (“ASC”) as the single source of authoritative generally accepted accounting principles (“GAAP”) to be applied by nongovernmental entities. The ASC is a new structure which took existing accounting pronouncements and organized them by accounting topic. Relevant authoritative literature issued by the Securities and Exchange Commission (“SEC”) and select SEC staff interpretations and administrative literature was also included in the ASC. All other accounting guidance not included in the ASC is non-authoritative. The ASC was effective for interim quarterly periods beginning July 1, 2009. The adoption of the ASC did not result in a change in the Company´s accounting principles.

Noncontrolling Interests in Consolidated Financial Statements -
In December 2007, FAS 160: Noncontrolling Interests in Consolidated Financial Statements an amendment of ARB No. 51 (subsequently codified within ASC 810 Consolidation) was issued in order to  establish accounting and reporting standards pertaining to ownership interests in subsidiaries held by parties other than the parent, the amount of net income attributable to the parent and to the no controlling interest, changes in a parent’s ownership interest, and the valuation of any retained no controlling equity investment when a subsidiary is deconsolidated.  ASC 810 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the no controlling owners.  ASC 810 is effective for the Company’s fiscal year beginning January 1, 2009 with early adoption prohibited.  This statement is required to be adopted prospectively, except for the following provisions, which are expected to be applied retrospectively: (i) the reclassification of noncontrolling interests to equity in the consolidated balance sheets and (ii) the adjustment to consolidated net income to include net income attributable to both the controlling and noncontrolling interests.  The Company has complied with such requirements.

The Company adopted the updated guidance on January 1, 2009. Except for presentation changes related to noncontrolling interest classified as a component of equity, the adoption had no impact on the Company´s consolidated financial position and results of operations or cash flows.

Business Combinations -
In December 2007, FAS 141 (R) “Business Combination” (subsequently codified within ASC 805) was issued in order to provide revised guidance for recognizing and measuring identifiable assets and goodwill acquired, liabilities assumed, and any non controlling interest in the acquiree.  It also provides disclosure requirements to enable users of the financial statements to evaluate the nature and financial effects of the business combination.  ASC 805 is effective for business combinations for which the acquisition date is January 1, 2009 or later and is to be applied prospectively.  Early adoption is prohibited.  The adoption of ASC 805 will have on impact on the Company´s financial statements depending on whether the Company enters into business combination transaction in the future.

Equity Method Investments -
In November 2008, EITF 08-6 (subsequently codified within ASC 323) the guidance for equity method and joint venture investments was updated to clarify the accounting for certain transactions and impairment considerations involving equity method investments. The intent is to provide guidance on: (i) determining the initial measurement of an equity method investment, (ii) recognizing other-than-temporary impairments of an equity method investment and (iii) accounting for an equity method investee’s issuance of shares. The updated guidance is effective for the Company’s fiscal year beginning January 1, 2009 and should be applied prospectively. The adoption had no impact on the Company’s consolidated financial position or results of operations.

Subsequent Events -
In May 2009, the guidance for subsequent events was updated to establish accounting and reporting standards for events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The update sets forth: (i) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, (ii) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet in its financial statements, and (iii) the disclosures that an entity should make about events or transactions occurring after the balance sheet date in its financial statements. This ASC guidance is effective for the Company’s interim period beginning June 30, 2009. The adoption of this pronouncement and related amendments had no impact on the Company’s consolidated financial position, results of operations or cash flows.